UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

LAIRD SUPERFOOD, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

50736T102

(CUSIP Number)

THOMAS WETHERALD

49 Red Gate Lane

Cohasset, MA 02025

Telephone: (585) 317-5667

With a copy to:

Mitchell Nussbaum, Esq.

Angela Dowd, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box X.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Benjamin Piggott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 343,000
	8	SHARED VOTING POWER 393,873(1)
	9	SOLE DISPOSITIVE POWER 343,000
	10	SHARED DISPOSITIVE POWER 393,873(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,873(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of shares of common stock (the “Common Stock”) of Laird Superfood, Inc. (the “Company”) directly owned by Thomas Wetherald. Benjamin Piggott may be deemed to beneficially own these shares based on his relationship with Thomas Wetherald and EF Hutton SPV I LLC, as described in Item 4, which constitutes a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person (as defined in Item 2), may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person.

(2)	Consists of (i) 343,000 shares of Common Stock directly owned by Benjamin Piggott and (ii) 393,873 shares of Common Stock directly owned by Thomas Wetherald. Benjamin Piggott may be deemed to beneficially own these shares based on his relationship with Thomas Wetherald and EF Hutton SPV I LLC, as described in Item 4, which constitutes a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person.

(3)	This percentage is calculated based on 9,175,812 shares of Common Stock outstanding as of August 9, 2022, as reported by the Company in its Quarterly Report on Form 10-Q filed on August 11, 2022.

1	NAME OF REPORTING PERSON Thomas Wetherald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,873
	8	SHARED VOTING POWER 343,000 (1)
	9	SOLE DISPOSITIVE POWER 393,873
	10	SHARED DISPOSITIVE POWER 343,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,873(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of shares of Common Stock directly owned by Benjamin Piggott. Thomas Wetherald may be deemed to beneficially own these shares based on his relationship with Benjamin Piggott and EF Hutton SPV I LLC, as described in Item 4, which constitutes a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person, may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person.

(2)	Consists of (i) 393,873 shares of Common Stock directly owned by Thomas Wetherald and (ii) 343,000 shares of Common Stock directly owned by Benjamin Piggott. Thomas Wetherald may be deemed to beneficially own these shares based on his relationship with Benjamin Piggott and EF Hutton SPV I LLC, as described in Item 4, which constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person.

(3)	This percentage is calculated based on 9,175,812 shares of Common Stock outstanding as of August 9, 2022, as reported by the Company in its Quarterly Report on Form 10-Q filed on August 11, 2022.

1	NAME OF REPORTING PERSON EF Hutton SPV I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 736,873 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 736,873 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,873(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 393,873 shares of Common Stock directly owned by Thomas Wetherald and (ii) 343,000 shares of Common Stock directly owned by Benjamin Piggott. EF Hutton SPV I LLC may be deemed to beneficially own these shares based on its relationship with Benjamin Piggott and Thomas Wetherald, as described in Item 4, which constitutes a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person.

(2)	This percentage is calculated based on 9,175,812 shares of Common Stock outstanding as of August 9, 2022, as reported by the Company in its Quarterly Report on Form 10-Q filed on August 11, 2022.

.

1	NAME OF REPORTING PERSON David W. Boral
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 736,873 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 736,873 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,873(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 393,873 shares of Common Stock directly owned by Thomas Wetherald and (ii) 343,000 shares of Common Stock directly owned by Benjamin Piggott. David W. Boral may be deemed to beneficially own these shares based on his relationship with Benjamin Piggott and Thomas Wetherald, as described in Item 4, which constitutes a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person..

(2)	This percentage is calculated based on 9,175,812 shares of Common Stock outstanding as of August 9, 2022, as reported by the Company in its Quarterly Report on Form 10-Q filed on August 11, 2022..

1	NAME OF REPORTING PERSON Joseph T. Rallo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 736,873 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 736,873 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,873(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 393,873 shares of Common Stock directly owned by Thomas Wetherald and (ii) 343,000 shares of Common Stock directly owned by Benjamin Piggott. Joseph T. Rallo may be deemed to beneficially own these shares based on his relationship with Benjamin Piggott and Thomas Wetherald, as described in Item 4, which constitutes a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person.

(2)	This percentage is calculated based on 9,175,812 shares of Common Stock outstanding as of August 9, 2022, as reported by the Company in its Quarterly Report on Form 10-Q filed on August 11, 2022.

.

Introductory Note

The Reporting Persons (as defined in Item 2 herein) are participants in the proposal discussed in Item 4 below, and are deemed to constitute a “group” within the meaning of Section 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a member of a group, each Reporting Person may be deemed to beneficially own any Common Stock, as defined below, that may be beneficially owned by the members of the group as a whole. This Schedule 13D may be amended, or one or more additional statements on Schedule 13D may be filed, as necessary and appropriate. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D is filed by the Reporting Persons (as defined in Item 2 herein) on August 12, 2022, (this “Schedule 13D” or “Statement”) and relates to the common stock, $0.001 par value, (the “Common Stock”), of Laird Superfood, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 275 W. Lundgren Mill Drive, Sisters, Oregon 97759.

Item 2. Identity and Background.

This Schedule 13D is filed by (i) Benjamin Piggott, (ii) Thomas Wetherald, (iii) EF Hutton SPV I LLC, (iv) David W. Boral and (v) Joseph T. Rallo.

The principal business address of Benjamin Piggott is 69 St. George Street, Duxbury, MA 02332. Mr. Piggott is the Senior Managing Director of Research at EF Hutton, division of Benchmark Investments, LLC. Mr. Piggott is one of the three ultimate control persons of EF Hutton SPV I LLC. Mr. Piggott is a citizen of the United States.

The principal business address of Thomas Wetherald is 49 Red Gate Lane, Cohasset, MA 02025. Mr. Wetherald is a private investor. Mr. Wetherald is a citizen of the United States.

The principal business address of EF Hutton SPV I LLC is 2 Sea Wall Lane, Bayville, New York 11709. EF Hutton SPV I LLC is a special purpose investment vehicle. EF Hutton SPV I LLC is a limited liability company formed under the laws of the State of Delaware. EF Hutton Merchant Partners LLC (which is the sole member and manager of EF Hutton Management I LLC, which is the sole member and manager of EF Hutton SPV I LLC), is jointly owned in equal proportion by Benjamin Piggott, David W. Boral and Joseph T. Rallo. As all decisions to be made by the owners with respect to EF Hutton Merchant Partners LLC require a unanimous vote, each of Benjamin Piggott, David W. Boral and Joseph T. Rallo may be considered the beneficial owner of any shares of Common Stock that may be deemed beneficially owned by EF Hutton SPV I LLC,

The principal business address of David W. Boral is 2 Sea Wall Lane, Bayville, New York 11709. Mr. Boral is the President of EF Hutton, division of Benchmark Investments, LLC. Mr. Boral is one of the three ultimate control persons of EF Hutton SPV I LLC. Mr. Boral is a citizen of the United States.

The principal business address of Joseph T. Rallo is 181 Montauk Highway, East Hampton, New York 11937. Mr. Rallo is the Chief Executive Officer of EF Hutton, division of Benchmark Investments, LLC. Mr. Rallo is one of the three ultimate control persons of EF Hutton SPV I LLC. Mr. Rallo is a citizen of the United States.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Schedule 13D jointly. The Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. Each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock held by each other Reporting Person.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Statement is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons are deemed to constitute a “group” for purposes of Section 13d-5(b) of the Exchange Act.

EF Hutton SPV I LLC intends to finance the proposed acquisition described in Item 4 of this Schedule 13D with the proceeds of a private offering of the securities of EF Hutton SPV I LLC.

The descriptions of the principal terms of the Proposal Letter (as defined in Item 4) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On August 12, 2022, Mr. Piggott, Mr. Wetherald, EF Hutton SPV I LLC, Mr. Boral and Mr. Rallo entered into an agreement providing that they would work with each other on an exclusive basis to negotiate and consummate the acquisition of all of the outstanding Common Stock of the Company in a going-private transaction (the “Acquisition”). Pursuant to such agreement, Mr. Piggott and Mr. Wetherald agreed to vote the shares of Common Stock owned directly by them for the Acquisition.

Later on August 12, 2022, EF Hutton SPV I LLC submitted to the Company’s Board of Directors (the “Board”) a preliminary, non-binding letter (the “Proposal Letter”) proposing the acquisition of all of the Company’s outstanding shares of Common Stock at a purchase price per share to be paid in cash at closing of $3.00, which is a 47.8% premium to the closing share price on August 12, 2022. The Proposal Letter contemplates that EF Hutton SPV I LLC will form an acquisition vehicle (the “Acquirer”) for the purpose of pursuing the Acquisition through a merger, and that the Acquirer intends to finance the Acquisition through the proceeds of a private offering of the securities of EF Hutton SPV I LLC (the “equity financing”). The references to the Proposal Letter in this Schedule 13D are qualified in their entirety by reference to the Proposal Letter itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety. If the Acquisition is consummated, the Common Stock will no longer be traded on the NYSE American and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”) is acting as financial advisor to EF Hutton SPV I LLC, and commitments for the equity financing for the Acquisition are expected to be in place when the definitive transaction documentation for the Acquisition (the “Definitive Documentation”) is signed. EF Hutton has issued a letter dated August 12, 2022 (the “Bank’s Letter”) stating that it is highly confident that the equity financing for the Acquisition can be arranged and underwritten in the market. The Bank’s Letter has significant assumptions and conditions, which are as set forth in the Bank’s Letter. The references to the Bank’s Letter in this Schedule 13D are qualified in their entirety by reference to the Bank’s Letter itself, which is attached hereto as an Exhibit and incorporated by reference as if set forth in its entirety.

No assurances can be given that any agreement with the Company relating to the proposed Acquisition will be entered into or be consummated. The Proposal Letter provides that no binding obligation on the part of the Company or EF Hutton SPV I LLC shall arise with respect to the proposed Acquisition unless and until Definitive Documentation has been executed and delivered.

Except as described above and elsewhere herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses of each Reporting Person set forth in Rows 7 through 13 of the cover pages hereto are hereby incorporated by reference in this Item 5.

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Company during the past 60 days.

(d) Mr. Piggott directly owns 343,000 shares of Common Stock. Other than Mr. Piggott, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Mr. Piggott.

Mr. Wetherald directly owns 393,873 shares of Common Stock. Other than Mr. Wetherald, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Mr. Wetherald.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Statement

Exhibit 2	Preliminary, non-binding letter, dated August 12, 2022, proposing the acquisition (the “Acquisition”) of all of outstanding shares of common stock of Laird Superfood, Inc., delivered to the Board of Directors of Laird Superfood, Inc.

Exhibit 3	Letter dated August 12, 2022, issued by EF Hutton, division of Benchmark Investments, LLC regarding equity financing for the Acquisition.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 12, 2022

Benjamin Piggott
/s/ Benjamin Piggott
Benjamin Piggott

Thomas Wetherald
/s/ Thomas Wetherald
Thomas Wetherald

EF Hutton SPV I LLC
By: EF Hutton Management I LLC

/s/ Benjamin Piggott, Manager
Benjamin Piggott, Manager of EF Hutton Merchant Partners, LLC

David W. Boral
/s/ David W. Boral
David W. Boral

Joseph T. Rallo
/s/ Joseph T. Rallo
Joseph T. Rallo